Filed by Silicon Graphics, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and Rule 13e-4 under the Securities Exchange Act of 1934
Subject Company: Silicon Graphics, Inc.
Commission File No. 001-10441

On July 15, 2003, Silicon Graphics, Inc. issued the following press release:

SGI EXTENDS EXCHANGE OFFER DEADLINE TO AUGUST 1st

MOUNTAIN VIEW, Calif.  (July 15, 2003)— SGI (NYSE: SGI) announced today that it has extended its offer to exchange its 5.25% Senior Convertible Notes Due 2004 for 11.75% Senior Notes Due 2009 or 6.50% Senior Convertible Notes Due 2009.

SGI has extended the expiration of the exchange offer to midnight (New York City time) on Friday, August 1, 2003 in order to decrease from 90% to 85% the minimum principal amount of the 5.25% Senior Convertible Notes that must be tendered and not withdrawn as a condition to its completion of the offer. If sufficient Old Notes are not tendered by the extended expiration date, the Company will terminate the exchange offer and not accept any Old Notes.

The amount of the 5.25% Senior Convertible Notes tendered as of 12:00 midnight, New York City time, on Monday, July 14, 2003 was approximately $163.7 million, or about 71% of the $230 million principal amount outstanding. This represents an increase from the $111.4 million principal amount tendered prior to the previous extension of the offer on June 30, 2003.  Of the notes tendered, approximately $105.4 million were tendered in exchange for 11.75% Senior Notes and approximately $58.3 million were tendered for 6.50% Senior Convertible Notes.

Holders who have validly tendered their 5.25% Senior Convertible Notes need take no further action.  Other holders who want to tender their notes must do so no later than 12:00 midnight, New York City time, on Friday, August 1, 2003 when the exchange offer will expire.  Holders may withdraw any notes tendered, including any notes previously tendered, until the expiration date of the exchange offer.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Silicon Graphics, Inc. has filed an exchange offer prospectus, prospectus supplements and  related  tender offer materials with the Securities and Exchange Commission.  INVESTORS AND NOTEHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors and noteholders may obtain a free copy of the exchange offer prospectus, the prospectus supplements and related documents from the Securities and Exchange Commission’s web site at http://www.sec.gov.  Free copies of these documents may also be obtained from the Information Agent for the exchange offer, MacKenzie Partners, Inc. at (800) 322-2885 or from Silicon Graphics, Inc. by directing a request to Silicon Graphics, Inc., Office of the Corporate Secretary, 1600 Amphitheatre Parkway, Mountain View, California 94043, (650) 960-1980.

This press release is neither an offer to exchange nor a solicitation of an offer to exchange the 5.25% Senior Convertible Notes.  This exchange offer is made only by the prospectus dated April 21, 2003 and the prospectus supplements thereto and related letter of transmittal and is not being made to, and tenders will not be accepted from holders of the notes in any jurisdiction in which the making or acceptance of the exchange offer would not be in compliance with the laws of that jurisdiction.

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